UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Peregrine Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

713661304

(CUSIP Number)

John S. Stafford, III

c/o Ronin Trading, LLC

350 N. Orleans Street, Suite 2N

Chicago, IL  60654

(312) 244-5284

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 27, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 713661304

1.	Names of Reporting Person. John S. Stafford, III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 23,144,559(1)

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 23,144,559 (1)

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 23,144,559 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 7.8%*

14.	Type of Reporting Person (See Instructions): IN

(1)           Includes 930,825 shares of Common Stock issuable upon conversion of 111,699 shares of Series E Convertible Preferred Stock. All 23,144,559 shares beneficially owned by Mr. Stafford are held by Ronin Trading LLC, a proprietary trading company owned and controlled by Mr. Stafford. Mr. Stafford is the indirect beneficial owner of all of the shares of Common Stock (including shares of Common Stock issuable upon conversion of shares of Series E Convertible Preferred Stock) of Peregrine Pharmaceuticals, Inc. held of record by Ronin Trading, LLC.

CUSIP No. 713661304

1.	Names of Reporting Person. Ronin Trading, LLC 32-0400192

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 23,144,559 (2)

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 23,144,559 (2)

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 23,144,559 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 7.8%*

14.	Type of Reporting Person (See Instructions): OO

(2)           Includes 930,825 shares of Common Stock issuable upon conversion of 111,699 shares of Series E Convertible Preferred Stock. All of the shares of Common Stock beneficially owned by Ronin Trading, LLC were acquired from Ronin Capital, LLC on June 27, 2017 for no consideration.  Ronin Trading, LLC and Ronin Capital, LLC are each owned and managed by John S. Stafford, III, and Mr. Stafford is the indirect beneficial owner of all of the shares of Common Stock   (including shares of Common Stock issuable upon conversion of shares of Series E Convertible Preferred Stock) of Peregrine Pharmaceuticals, Inc. held of record by Ronin Capital, LLC and Ronin Trading, LLC.

CUSIP No. 713661304

1.	Names of Reporting Person. Ronin Capital, LLC 36-4472500

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): BD

CUSIP No. 713661304

1.	Names of Reporting Person. Stephen White

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 4,248,333(3)

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 4,248,333 (3)

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,248,333 (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 1.4%*

14.	Type of Reporting Person (See Instructions): IN

(3)           Includes 98,333 shares of Common Stock issuable upon conversion of 11,800 shares of Series E Convertible Preferred Stock. Stephen White is the indirect beneficial owner of all of the shares of Common Stock  (including shares of Common Stock issuable upon conversion of shares of Series E Convertible Preferred Stock) of Peregrine Pharmaceuticals, Inc. held of record by SW Investment Management LLC and SWIM Partners LP by virtue of his having sole voting and dispositive power over such shares.

CUSIP No. 713661304

1.	Names of Reporting Person. SW Investment Management LLC 81-0765824

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 4,248,333 (4)

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 4,248,333 (4)

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,248,333 (4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 1.4%*

14.	Type of Reporting Person (See Instructions): IA

(4)           Includes 98,333 shares of Common Stock issuable upon conversion of 11,800 shares of Series E Convertible Preferred Stock. 1,126,000 shares of Common Stock (including shares of Common Stock issuable upon conversion of shares of Series E Convertible Preferred Stock) of Peregrine Pharmaceuticals, Inc. are held in an account separately managed by SW Investment Management LLC (the “SW Account”). 3,122,333 shares of Common Stock  (including shares of Common Stock issuable upon conversion of shares of Series E Convertible Preferred Stock) of Peregrine Pharmaceuticals, Inc. are directly beneficially owned by SWIM Partners LP. SW Investment Management LLC, as the general partner and investment adviser of SWIM Partners LP and the investment adviser to the SW Account, may be deemed to beneficially own the securities owned directly by SWIM Partners and held in the SW Account .

CUSIP No. 713661304

1.	Names of Reporting Person. SWIM Partners LP 90-0852885

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 3,122,333 (5)

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 3,122,333 (5)

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,122,333 (5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 1.1%

14.	Type of Reporting Person (See Instructions): PN

(5)           Includes 72,333 shares of Common Stock issuable upon conversion of  8,680 shares of Series E Convertible Preferred Stock. Stephen White is the indirect beneficial owner of all of the shares of Common Stock   (including shares of Common Stock issuable upon conversion of shares of Series E Convertible Preferred Stock) of Peregrine Pharmaceuticals, Inc. held of record or beneficially owned by SWIM Partners LP by virtue of his having sole voting and dispositive power over such shares.

CUSIP No. 713661304

Item 1.         Security and Issuer

This Amendment No. 3 (this “Amendment”) to the Statement on Schedule 13D filed on March 2, 2017, as amended by Amendment No. 1 to the Statement on Schedule 13D filed on March 10, 2017 and Amendment No. 2 to the Statement on Schedule 13D filed on June 20, 2017 (as amended, the “Schedule 13D”), filed on behalf of John S. Stafford, III, Ronin Capital, LLC, Ronin Trading, LLC, Stephen White, SW Investment Management LLC and SWIM Partners LP relating to the Common Stock, par value $.01 per share, of Peregrine Pharmaceuticals, Inc., (the “Issuer”).  The address of the Issuer’s principal executive offices is 14282 Franklin Avenue, Tustin, California 92780. The Schedule 13D is hereby further amended and supplemented as follows:

Item 2.         Identity and Background

Items 2(a) through 2(f) of the Schedule 13D are amended to read as follows:

(a)                                 Name:  John S. Stafford, III

Ronin Trading, LLC

Stephen White

SW Investment Management LLC

SWIM Partners LP

(each a “Reporting Person” and collectively, the “Reporting Persons”)

(b)                                 Business address for Reporting Persons:

John S. Stafford, III and Ronin Trading, LLC: 350 N. Orleans Street, Suite 2N, Chicago, IL  60654

Stephen White, SW Investment Management LLC and SWIM Partners LP: 737 N Michigan Avenue, Suite 2250, Chicago IL 60611

(c)                                  John S. Stafford, III is the president and chief executive officer of Ronin Trading, LLC, a Delaware limited liability company, with its principal place of business located at 350 N. Orleans Street, Suite 2N, Chicago, IL  60654. Ronin Trading, LLC is engaged in the business of proprietary trading.

Stephen White is the manager of SW Investment Management LLC, an Illinois limited liability company, which is the general partner of SWIM Partners LP, a Delaware limited partnership, each of which has its principal place of business at 737 N Michigan Avenue, Suite 2250, Chicago IL 60611.

(d)                                 None of the Reporting Persons was, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  None of the Reporting Person was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

(f)                                   John S. Stafford, III is a citizen of the United States.

Ronin Trading, LLC is a Delaware limited liability company.

Stephen White is a citizen of the United States.

SW Investment Management LLC is an Illinois limited liability company.

SWIM Partners LP is a Delaware limited partnership.

Item 3.         Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented with the following additional disclosure:

On June 27, 2017, Mr. Stafford caused the transfer of all of the shares of the Issuer’s Common Stock beneficially owned by Ronin Capital, LLC to Ronin Trading, LLC.  Mr. Stafford is the sole, indirect beneficial owner of all shares of Common Stock directly beneficially owned by Ronin Capital, LLC and Ronin Trading, LLC.

1,126,000 shares of Common Stock (including 26,000 shares of Common Stock issuable upon conversion of 3,120 shares of Series E Convertible Preferred Stock) of Peregrine Pharmaceuticals, Inc. are held in an account separately managed by SW Investment Management LLC (the “SW Account”) which were purchased for aggregate consideration of $453,323. 3,122,333 shares of Common Stock  (including 72,333 shares of Common Stock issuable upon conversion of 8,680 shares of Series E Convertible Preferred Stock) of Peregrine Pharmaceuticals, Inc. are directly beneficially owned by SWIM Partners LP. SW Investment Management LLC, as the general partner and investment adviser of SWIM Partners LP and the investment adviser to the SW Account, may be deemed to beneficially own the securities owned directly by SWIM Partners and held in the SW Account.

SWIM Partners LP is the record owner of an aggregate of 3,122,333 shares of Common Stock (includes 72,333 shares of Common Stock issuable upon conversion of 8,680 shares of Series E Convertible Preferred Stock) which were purchased for an aggregate consideration of $1,308,110 (after giving effect to the sale of 77,246 shares of Common Stock on January 5, 2017 for $23,258).  The source of funds used to purchase such shares was working capital of SWIM Partners LP.

Item 5.         Interest in Securities of the Issuer

The first paragraph of Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

“In the aggregate, John S. Stafford, III beneficially owns, as of  June 27, 2017, 23,144,559 shares of the Issuer’s Common Stock (includes 930,825 shares of Common Stock issuable upon conversion of 111,699 shares of Series E Convertible Preferred Stock), representing approximately 7.8% of such class of securities. John S. Stafford, III is the indirect beneficial owner of all of the shares of Common Stock of Peregrine Pharmaceuticals, Inc. held of record by Ronin Trading, LLC.”

The first paragraph of Item 5(b) of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

“John S. Stafford, III has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, 23,144,559 shares of the Issuer’s Common Stock (includes 930,825 shares of Common Stock issuable upon conversion of 111,699 shares of Series E Convertible Preferred Stock. Mr. Stafford is the indirect beneficial owner of all of the shares of Common Stock of Peregrine Pharmaceuticals, Inc. held of record by Ronin Trading, LLC.”

Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

“Subsequent to the filing of Amendment No. 2 to the Schedule 13D, the Reporting Persons engaged in the following transactions with respect to the Issuer’s Common Stock:

SWIM Partners LP

Common Stock:

•                                          On June 21, 2017, SWIM Partners LP purchased 50,000 shares at an average price of $0.5857 per share.

Item 5(d) of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

“No person other than John S. Stafford, III, Ronin Trading, LLC, Stephen White, SW Investment Management LLC and SWIM Partners LP is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, the 27,392,892 shares of the Common Stock (includes the shares of Common Stock issuable upon conversion of the shares of Series E Convertible Preferred Stock) reported hereby. “

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Ronin Trading, LLC, SW Investment Management LLC and SWIM Partners LP have an oral agreement to act as a group for purposes of Regulation 13D solely with respect to the securities of the Issuer, and to consult with each other and possibly work together to effectuate the actions described in Item 4 above should they deem such actions desirable. Each of the Reporting Persons has entered into a joint filing agreement with respect to the transactions being reported on this Schedule 13D.

Item 7.         Material to be Filed as Exhibits

None.

Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

[signature page follows]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

		DATE:	June 29, 2017

RONIN CAPITAL, LLC

By:	/s/ Agnes Burda
Name:	Agnes Burda	/s/ John S. Stafford, III
Title:	Chief Compliance Officer	JOHN S. STAFFORD, III

RONIN TRADING, LLC

By:	/s/ Agnes Burda
Name:	Agnes Burda
Title:	Chief Compliance Officer

SW INVESTMENT MANAGEMENT LLC

By:	/s/ Stephen White
Name:	Stephen White	/s/ Stephen White
Title:	Manager	Stephen White

SWIM PARTNERS LP

By:	/s/ Stephen White
Name:	Stephen White
Title:	Manager of General Partner